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                                                                Exhibit 11(a)(8)

H A R C O U R T                     Harcourt General
  G E N E R A L                     27 Boylston Street, Chestnut Hill, MA 02167
                                    Tel 617 232 8200

Contact   Peter Farwell                                            News Release
          Vice President                       George Sard or Anna Cordasco
          Corporate Relations                     Sard Verbinnen & Company
          (617) 232-8200                                   (212) 687-8080
                                                  FOR IMMEDIATE RELEASE

               HARCOURT GENERAL TO COMMENCE CASH TENDER OFFER FOR
               NATIONAL EDUCATION CORPORATION AT $19.50 PER SHARE

        CHESTNUT HILL, MA, April 16, 1997 -- Harcourt General, Inc. (NYSE:H) announced today that it will commence an all-cash tender offer for all of the outstanding common shares of National Education Corporation (NYSE:NEC) at a price of $19.50 per share.

        Following the completion of the tender offer, Harcourt General intends to effect a merger in which all remaining NEC stockholders will also receive the same cash price paid in the tender offer.

        Harcourt General's $19.50 per share offer, which has a total transaction value of approximately $740 million, represents a 15.4% premium over the value of the NEC/Sylvan Learning Systems, Inc. stock merger proposal announced last month, based upon the per share closing price of the Sylvan shares yesterday, and a 54.5% premium over the closing market price of NEC shares on March 4, five trading days before the NEC/Sylvan merger proposal was announced.

        Richard A. Smith, chairman and chief executive officer of Harcourt General said "NEC fits very well with and adds significant growth potential to our existing portfolio of educational businesses. It would add new distribution channels for our existing products and would also accelerate our entry into several non-traditional educational high growth markets,

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Harcourt General Plans Cash Tender
April 16, 1997
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including distance learning, supplemental publishing and computer-based training."

        The tender offer is subject to customary conditions and the termination of the merger agreement between NEC and Sylvan in accordance with its terms. The offer will not be subject to any financing contingencies. The complete terms and conditions of the tender offer will be set forth in the offering documents to be filed shortly with the Securities and Exchange Commission.

        Harcourt General also indicated that it plans, subject to its ability to effectuate the merger with NEC, to seek to acquire the outstanding shares of common stock of Steck Vaughn Publishing Corporation not currently owned by NEC at a price per share of $14.00. Harcourt General has not yet determined the manner in which it would seek to acquire the Steck Vaughn shares or the timing of any such acquisition. Harcourt General reserves the right to change its plan to acquire Steck Vaughn shares and, accordingly, there can be no assurance that it will acquire the Steck Vaughn shares.

        Harcourt General, Inc. is a growth-oriented operating company with core businesses in publishing and specialty retailing.

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